

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Tara Condon
Vice President, Head of Legal Affairs
BridgeBio Pharma, Inc.
421 Kipling Street
Palo Alto, CA 94301

>   **Re: BridgeBio Pharma, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed November 6, 2020**
>   **File No. 333-249944**

Dear Ms. Condon:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Thomas Greenberg, Esq.